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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                        ---------------------------------

                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                         For the month of October, 2001

                                Uniglobe.com Inc.
                           Commission File No. 0-30186


                          900 - 1199 West Pender Street
                           Vancouver, British Columbia
                                 Canada V6E 2R1
                     (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]    Form 40-F [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [ ]    No [X]


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

[COMPANY LOGO]
                                                           The UNIGLOBE Building
                                              1199 West Pender Street, Suite 900
                                                          Vancouver, BC  V6E 2R1
                                                                  (604) 718-2600
                                                              FAX (604) 718-2678
--------------------------------------------------------------------------------
                                                                www.uniglobe.com



FOR IMMEDIATE RELEASE                                          OCTOBER 29, 2001


                 UNIGLOBE.COM REPORTS THIRD QUARTER 2001 RESULTS
             Company Announces Staff Reduction and New Service Fees

SEATTLE - Online travel leader and cruise specialist, Uniglobe.com Inc. (CDNX:UTO.B and OTCBB:UGTRF), today announced its financial results for the quarter ended September 30, 2001, in accordance with generally accepted accounting principles in the U.S.

During 2000, the Company announced it was refocusing its business on the high-margin retail cruise sector and on retail air, car, and hotel sales and was phasing out its wholesale division and eliminating fulfillment activities for UNIGLOBE InHouse Travel home-based agents. As a result, the Company's financial results for the first nine months of 2001 and for the third quarter of 2001 reflect its focus on the Company's retail-only business and are being compared to the pro forma retail-only business of last year.

Results for First Nine Months of 2001
-------------------------------------

o Retail gross travel bookings were US$16.4 million for the first nine months of 2001 compared with retail gross travel bookings of US$21.0 million for the first nine months of 2000.

o Retail cruise bookings were US$8.3 million for the first nine months of 2001 compared with retail cruise bookings of US$8.7 million for the same period last year.

o Revenues from retail operations were US$1.54 million for the first nine months of 2001 compared with revenues from retail operations of US$1.87 million for the first nine months of 2000.

o The net loss was US$2.7 million for the first nine months of 2001, down 43 percent from a net loss of US$4.7 million for the same period last year.

Results for Third Quarter 2001
------------------------------

o Retail gross travel bookings were US$3.94 million in the third quarter of 2001 compared with retail gross travel bookings of US$7.07 million in the third quarter of 2000.

o Revenues from retail operations were US$426,332 in the third quarter of 2001 compared with revenues from retail operations of US$604,212 in the same quarter last year.

o Cruise commission revenues were US$312,719 in the third quarter of 2001 compared with cruise commission revenues of US$389,201 in the third quarter of 2000.

o The net loss was US$982,018, or US$0.04 per share, in the third quarter of 2001 compared with a net loss of US$1,006,113, or US$0.04 per share, in the same quarter last year.

Although there was a 29 percent reduction in retail revenues experienced in the third quarter of 2001 compared with the third quarter of 2000, the elimination of home-based fulfillment activities and the wholesale division reduced expenses enough to produce a smaller loss year over year. Cruise commissions made up 73.4 percent of the Company's revenues this quarter whereas air, car and hotel commissions made up 18.8 percent. Cruise commission revenues went down by 20 percent this quarter whereas air, car, and hotel revenues went down by 52 percent.



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
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[COMPANY LOGO]


"Recent events relating to the terrorist attacks on New York and Washington on September 11 have affected the sales and operations at Uniglobe.com. We immediately experienced more than a 50 percent drop-off in bookings as travelers elected to cancel or delay their travel plans. Since then our sales seem to have been fluctuating in conjunction with events reported in the news. Encouragingly, last week we saw a large increase in calls and bookings and expect this trend will continue as travelers' confidence levels return," said Christopher Charlwood, President and Chief Operating Officer of Uniglobe.com.

Management made two decisions late in the quarter to help weather the significant drops in sales and revenues. The Company reduced the number of staff members by 30 percent and also initiated a US$15 service fee for customers buying air tickets on the site. The staff reduction in addition to other cost cuts is expected to reduce expenses by US$50,000 per month while the new transaction fees are expected to increase revenues by US$25,000 per month.
Recent announcements by the major cruise lines that they will pay 20 percent commissions will also help revenues in the fourth quarter.

"Uniglobe.com's cash balance on September 30, 2001, was US$3.05 million and we expect that these funds will last us at least 12 months if business returns to more normal levels. In the meantime, we continue to aggressively look for a strategic merger partner to help increase customer flow to our site," explained Charlwood.


ABOUT UNIGLOBE.COM

Uniglobe.com Inc. (CDNX:UTO.B and OTCBB:UGTRF) is a full-service Internet travel site that specializes in cruises. The Company caters to leisure and business travelers offering direct access to air, car, hotel, and cruise bookings. All Uniglobe.com customers are supported via e-mail, live-chat, and an 800 number connecting to live agents 24 hours a day, seven days a week. The Company's focus on cruising and overall travel services has resulted in the top certification ranking by Gomez, a leading Internet quality measurement firm. Uniglobe.com has also been included in Conde Nast Traveler's 50 Essential Web sites list. Strategic partners include Amadeus, Atevo, Avaya, clikVacations.com, DoubleClick, Exodus, Galileo, GetThere.com, Hotel Reservations Network, Hotwire.com, inntopia.com, Trip.com, and Xylo. The Company's largest shareholder, Uniglobe Travel (International) Inc., is the world's largest single brand travel franchise organization with 1,000 locations in more than 20 countries.

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (U.S.), including statements concerning the Company's continued growth in the online travel industry. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include, without limitation, growth of the travel industry, the Company's rate of growth, and the Company's ability to drive online traffic to its Web site. Readers of this news release are referred to the Company's filings with the U.S. Securities and Exchange Commission, including the Company's Registration Statement on Form 20-F for further discussion of these and other factors, which could affect future results. Forward-looking statements are based on the estimates and opinions of management on the date made.

                                      -30-

Contact: Stephen W. Lewis

         604-718-2642 or slewis@uniglobe.com



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

UNIGLOBE.com Inc.
Consolidated Balance Sheet
(Unaudited)
(Expressed in US Dollars)
US   GAAP

                                                              September 30                  Dec 31
                                                                  2001                       2000
                                                             ---------------            ---------------
ASSETS

Current:
         Cash and cash equivalents                           $  3,054,365               $  3,072,076
         Accounts receivable                                      114,297                    219,327
         Prepaid expenses and deposits                            290,841                    278,285
         Due from affiliated companies                             10,109                     75,416
-----------------------------------------------------------------------------------------------------
Total current assets                                            3,469,612                  3,645,104

Capital assets                                                    623,862                    888,252
-----------------------------------------------------------------------------------------------------
Total assets                                                 $  4,093,474               $  4,533,356
=====================================================================================================
LIABILITIES

Current:
         Accounts payable and accrued liabilities            $    451,092               $    529,540
         Current portion of long term debt obligations            250,000                          -
         Current portion of obligations under capital lease       113,183                     98,939
-----------------------------------------------------------------------------------------------------
Total current liabilities                                         814,275                    628,479

Long term obligations                                           3,463,805                  1,621,248
Deferred contract inducement                                    1,102,071                  1,296,554
Obligations under capital lease                                     9,061                     96,868
-----------------------------------------------------------------------------------------------------
Total liabilities                                               5,389,212                  3,643,149
-----------------------------------------------------------------------------------------------------

CAPITAL DEFICIENCY

Share Capital
         Class A common shares, no par value, multiple vote,    2,204,348                  2,204,348
         issued and outstanding- 9,260,797
         Class B common shares, no par value, single vote,     12,916,282                 12,916,282
         issued and outstanding-14,811,944
Warrants                                                          431,158                     50,000
Additional paid in capital                                      1,563,051                  1,563,051
Deferred share-based compensation                                (344,341)                  (462,294)
Deficit                                                       (18,066,236)               (15,381,180)
-----------------------------------------------------------------------------------------------------
Total (capital deficiency) stockholders' equity                (1,295,738)                   890,207
-----------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                   $  4,093,474               $  4,533,356
=====================================================================================================



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

UNIGLOBE.com Inc.
Consolidated Income Statement
(Unaudited)
(Expressed in US Dollars)
US  GAAP


                                       Three (3) months September 30,   Nine (9) months ended September 30,
                                     -------------------------------    -----------------------------------

                                          2001              2000              2001               2000
                                     -------------     -------------    --------------     ----------------
REVENUES
  Online sales                       $         -       $   282,365       $          -        $  3,509,051
  Online commissions                     405,698           968,086          1,481,466           3,799,178
  Advertising Revenue                      9,194                 -             33,322                   -
  Service                                 11,440                 -             28,491             350,988
--------------------------------------------------------------------    -----------------------------------
Total revenues                           426,332         1,250,451          1,543,279           7,659,217

COST OF REVENUES
  Online sales                                 -           302,538                  -           3,501,636
  Online commissions                      81,783           344,092            250,675           2,099,343
  Service                                      -                 -                  -                   -
--------------------------------------------------------------------    -----------------------------------
Total cost of revenues                    81,783           646,630            250,675           5,600,979

GROSS PROFIT                             344,549           603,821          1,292,604           2,058,238
--------------------------------------------------------------------    -----------------------------------

EXPENSES
  General and administrative           1,198,727         1,215,762          3,543,991           4,936,146
  Sales and Marketing                     82,547           340,131            294,817           1,045,222
  Web site development costs              79,333           111,538            261,275             295,272
  Write-down of InHouse intangible
    assets                                     -                 -                  -             627,651
--------------------------------------------------------------------    -----------------------------------
Total expenses                         1,360,607         1,667,431          4,100,083           6,904,291

LOSS FROM OPERATIONS                  (1,016,058)       (1,063,610)        (2,807,479)         (4,846,053)

Other income-interest                     34,040            57,497            122,423             143,675
--------------------------------------------------------------------    -----------------------------------
NET LOSS                             $  (982,018)      $(1,006,113)      $ (2,685,056)       $ (4,702,378)
====================================================================    ===================================


Loss Per Share                       $     (0.04)      $     (0.04)      $      (0.11)       $      (0.21)
                                     =============     =============    ==============     ================
Weighted average number of shares
  used to calculate loss per share    24,042,741        22,509,942         24,042,741          22,509,942
                                     =============     =============    ==============     ================
Supplemental information:

Gross travel bookings                $ 3,943,262       $10,634,711       $ 16,381,567        $ 46,732,301

Less inhouse and wholesale travel
  bookings                                     -        (3,560,294)                 -         (25,750,137)
                                     -------------     -------------    --------------     ----------------
Retail gross travel bookings         $ 3,943,262     $   7,074,417       $ 16,381,567        $ 20,982,164
                                     =============     =============    ==============     ================




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



                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         Uniglobe.com Inc.


Date: November 19, 2001                  By:    /s/  Vicky Stockton
                                             ----------------------------------
                                         Name:  Vicky Stockton
                                         Title: Controller








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